Filed Pursuant to Rule 424(b)(3)

Registration No. 333-286709

ARES STRATEGIC INCOME FUND

SUPPLEMENT NO. 19 DATED DECEMBER 22, 2025

TO THE PROSPECTUS DATED APRIL 23, 2025

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Ares Strategic Income Fund (the “Fund”), dated April 23, 2025 (as amended and supplemented to date, the “Prospectus”). This Supplement is part of and should be read in conjunction with the Prospectus. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Effective immediately, the Prospectus is updated to (i) disclose an administrative consolidation regarding the Fund’s intermediary manager; and (ii) include the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2025 (the “Form 8-K”). The Form 8-K is attached to this Supplement as Appendix A.

Pursuant to Rule 429 under the Securities Act of 1933, as amended, the Prospectus included herein is a combined prospectus that relates to (i) the Registration Statement (File No. 333-264145), dated April 5, 2022, as amended, previously filed by the Fund on Form N-2 (the “Prior Registration Statement”) and (ii) the Registration Statement (File No. 333-286709), dated April 23, 2025, as amended, previously filed by the Fund on Form N-2. This Supplement also constitutes a supplement to the Prior Registration Statement.

Update Regarding Intermediary Manager

Effective January 2, 2026, Ares Wealth Management Solutions, LLC (“AWMS”), the intermediary manager, will be consolidated with and into Ares Management Capital Markets LLC (“AMCM”) (the “Consolidation”), and AMCM will become the intermediary manager for this offering. Like AWMS, AMCM is a broker dealer registered with the SEC, a member of FINRA and an indirect subsidiary of Ares. The consolidation of AMCM and AWMS is being executed in order to streamline processes and achieve greater efficiencies at Ares and is not reflective of a change in control or any other material change. This transition is not expected to have any impact on shareholders. Accordingly, effective as of January 2, 2026, subject to the completion of the Consolidation, all references to “Ares Wealth Management Solutions, LLC” and the “intermediary manager” in the Prospectus shall now be deemed to refer to “Ares Management Capital Markets LLC.” The intermediary manager agreement by and between the Fund and AWMS, form of Selected Intermediary Agreement, and Distribution and Shareholder Servicing Plan will also be amended to reflect that, effective as of January 2, 2026, subject to the completion of the Consolidation, AMCM, rather than AWMS, will be the intermediary manager.

Effective January 2, 2026, subject to the completion of the Consolidation the following contact information for AMCM supersedes and replaces the contact information for AWMS set forth on the Prospectus cover page:

Ares Management Capital Markets LLC

1200 17th Street, 29th Floor

Denver, Colorado 80202

Telephone: (888) 310-9352

Email: wmsoperations@aresmgmt.com

Website: https://www.areswms.com/solutions/asif/

Effective January 2, 2026, subject to the completion of the Consolidation the third sentence under Plan of Distribution – General on page 185 of the Prospectus is deleted in its entirety and replaced with the following:

The intermediary manager is headquartered at 1200 17th Street, 29th Floor, Denver, CO 80202.

Effective January 2, 2026, subject to the completion of the Consolidation the following contact information for AMCM supersedes and replaces the contact information for AWMS set forth on pages A-14 and A-30 of Appendix A to the Prospectus:

P.O. Box: Ares Management Capital Markets LLC

c/o SS&C GIDS, Inc.
P.O. Box 219270
Kansas City, MO 64105-1307

Website: areswms.com
Email: WMSoperations@aresmgmt.com

Appendix A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported) December 18, 2025

ARES STRATEGIC INCOME FUND

(Exact Name of Registrant as Specified in Charter)

Delaware	814-01512	88-6432468
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

245 Park Avenue, 44th Floor, New York, NY		10167
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code (212) 750-7300

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On December 18, 2025 (the “Closing Date”), Ares Strategic Income Fund (the “Fund”), through its wholly owned, consolidated subsidiary, Ares Direct Lending CLO 8 LLC (“ADL CLO 8”), completed a $696.4 million term debt securitization (the “ADL CLO 8 Debt Securitization”). The ADL CLO 8 Debt Securitization is also known as a collateralized loan obligation and is an on-balance-sheet financing incurred by the Fund.

The notes offered in the ADL CLO 8 Debt Securitization that mature on January 20, 2039 (collectively, the “January 2039 CLO Notes”) were issued by ADL CLO 8 pursuant to the indenture and security agreement governing the January 2039 CLO Notes (the “January 2039 CLO Indenture”) dated as of the Closing Date and include (i) $356.0 million of Class A-1 Senior Floating Rate Notes that were issued to third parties and bear interest at Term SOFR (as defined in the January 2039 CLO Indenture) plus 1.40% (the “January 2039 Class A-1 CLO Notes”); (ii) $28.0 million of Class A-2 Senior Floating Rate Notes that were issued to third parties and bear interest at Term SOFR plus 1.60% (the “January 2039 Class A-2 CLO Notes”); (iii) $42.0 million of Class B Senior Floating Rate Notes that were issued to third parties and bear interest at Term SOFR plus 1.75% (the “January 2039 Class B CLO Notes”); (iv) $56.0 million of Class C Secured Deferrable Floating Rate Notes that were issued to third parties and bear interest at Term SOFR plus 2.00% (the “January 2039 Class C CLO Notes” and, together with the January 2039 Class A-1 CLO Notes, the January 2039 Class A-2 CLO Notes and the January 2039 Class B CLO Notes, the “January 2039 CLO Secured Notes”); and (v) $164.4 million of Subordinated Notes, which do not bear interest (the “January 2039 CLO Subordinated Notes”). The Fund retained all of the January 2039 CLO Subordinated Notes, which are unsecured obligations of ADL CLO 8 and will accordingly be eliminated on consolidation. In addition, in connection with the ADL CLO 8 Debt Securitization, ADL CLO 8 incurred $50.0 million of Class A-1A Loans that mature on January 20, 2039 (the “January 2039 CLO Secured Loans”), under a Class A-1A Credit Agreement (the “January 2039 CLO Credit Agreement”), dated as of the Closing Date, by and among ADL CLO 8, as borrower, the lender party thereto, and U.S. Bank Trust Company, National Association (“U.S. Bank”), as loan agent and collateral trustee. The January 2039 CLO Secured Loans bear interest at Term SOFR (as defined in the January 2039 CLO Credit Agreement) plus 1.40%.

The January 2039 CLO Secured Notes and January 2039 CLO Secured Loans are the secured obligation of ADL CLO 8 and are backed by a diversified portfolio of first lien senior secured loans contributed by the Fund to ADL CLO 8 on the Closing Date pursuant to the terms of a contribution agreement (the “Contribution Agreement”). The January 2039 CLO Indenture contains certain conditions pursuant to which additional loans can be acquired by ADL CLO 8. Through January 20, 2031, all principal collections received on the underlying collateral may be used by ADL CLO 8 to purchase new collateral under the direction of Ares Capital Management LLC, the Fund’s investment adviser, in its capacity as asset manager (the “Asset Manager”) to ADL CLO 8 under an asset management agreement (the “Asset Management Agreement”) and in accordance with the Fund’s investment strategy, including additional collateral that may be purchased from the Fund, pursuant to the terms of a master purchase and sale agreement (the “Master Purchase Agreement”) between the Fund as seller and ADL CLO 8 as buyer. The Asset Manager has agreed to waive any management fees from ADL CLO 8. In addition, U.S. Bank serves as collateral administrator for ADL CLO 8 under a collateral administration agreement (the “Collateral Administration Agreement”) among ADL CLO 8, the Asset Manager and U.S. Bank.

The January 2039 CLO Indenture and January 2039 CLO Credit Agreement include customary covenants and events of default. The January 2039 CLO Notes have not been, and will not be, registered under the Securities Act of 1933, as amended, or any state securities or “blue sky” laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from registration.

The Fund expects to use the net proceeds of the offering to repay certain outstanding indebtedness under its debt facilities and/or invest in portfolio companies in accordance with its investment objective. The Fund may reborrow under its debt facilities for general corporate purposes.

The foregoing descriptions of the Contribution Agreement, the January 2039 CLO Indenture, the January 2039 CLO Credit Agreement, the January 2039 CLO Notes, the January 2039 CLO Secured Loans, the Asset Management Agreement, the Collateral Administration Agreement and the Master Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Contribution Agreement, the January 2039 CLO Indenture, the January 2039 CLO Credit Agreement, the January 2039 CLO Notes, the January 2039 CLO Secured Loans, the Asset Management Agreement, the Collateral Administration Agreement and the Master Purchase Agreement, respectively, each filed as exhibits hereto or included within such exhibits, as applicable, and incorporated by reference herein.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of Registrant.

The information contained in Item 1.01 to this current report on Form 8-K is by this reference incorporated in this Item 2.03.

Item 3.02. Unregistered Sale of Equity Securities.

During December 2025, the Fund sold Class I common shares of beneficial interest. The number of shares to be issued was finalized on December 22, 2025. The purchase price per Class I common share equaled the Fund’s net asset value (“NAV”) per Class I common share as of November 30, 2025. The offer and sale of these Class I common shares was exempt from the registration provisions of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof and/or Regulation S promulgated thereunder. The following table details the Class I common shares sold:

Date of Unregistered Sales (dollar amount in millions)	Amount of Class I Common Shares	Total Consideration
During December 2025 (number of shares finalized on December 22, 2025)	5,175,724	$142.2

Item 8.01. Other Events.

Net Asset Value

The NAV per share of each class of the Fund as of November 30, 2025, as determined in accordance with the valuation policies and procedures of Ares Capital Management LLC, the Fund’s investment adviser, was as follows:

NAV as of November 30, 2025
Class I	$27.47
Class S	$27.47
Class D	$27.47

As of November 30, 2025, the Fund’s aggregate NAV was approximately $10.8 billion, the fair value of its portfolio investments was approximately $21.5 billion, and it had approximately $10.7 billion of debt outstanding. The Fund’s debt-to-equity ratio as of November 30, 2025 was 1.01x.

December 2025 Distributions

As previously disclosed, on August 8, 2025, the Fund announced the declaration of regular monthly distributions for each class of the Fund’s common shares of beneficial interest, including Class I shares, Class S shares and Class D shares (the “Common Shares”) in the amounts per share set forth below:

	Gross Distribution	Shareholder Servicing and/or Distribution Fee	Net Distribution
Class I	$0.21430	$0.00000	$0.21430
Class S	$0.21430	$0.01983	$0.19447
Class D	$0.21430	$0.00583	$0.20847

The distributions for each class of Common Shares are payable to shareholders of record as of the open of business on December 31, 2025 and will be paid on or about January 23, 2026.

The December 2025 distributions will be paid in cash or reinvested in the Common Shares for shareholders participating in the Fund’s distribution reinvestment plan.

January, February and March 2026 Distributions

Also, as previously disclosed, on November 14, 2025, the Fund announced the declaration of regular monthly gross distributions for January, February and March 2026, in each case for each class of its Common Shares in the amounts per share set forth below:

		Gross Distribution Per Share
Record Date	Payment Date(1)	Class I	Class S	Class D
January 30, 2026	February 23, 2026	$0.21430	$0.21430	$0.21430
February 27, 2026	March 25, 2026	$0.21430	$0.21430	$0.21430
March 31, 2026	April 23, 2026	$0.21430	$0.21430	$0.21430

(1)	The distributions for each class of the Fund’s Common Shares will be paid on or about the payment dates above.

These distributions will be paid in cash or reinvested in the Common Shares for shareholders participating in the Fund’s distribution reinvestment plan. The net distributions received by shareholders of each of the Class S shares and Class D shares will be equal to the gross distribution in the table above, less specific shareholder servicing and/or distribution fees applicable to such class of the Fund’s Common Shares as of their respective record dates. Class I shares have no shareholder servicing and/or distribution fees.

Portfolio and Business Commentary

As of November 30, 2025, the Fund had investments in 877 portfolio companies with total fair value of approximately $21.5 billion. As of November 30, 2025, 93% of the debt investments at fair value in the Fund’s portfolio were floating rate. As of November 30, 2025, based on fair value, the Fund’s portfolio investments consisted of the following:

As of November 30, 2025
Portfolio Investments
First lien senior secured loans	81.5%
Second lien senior secured loans	1.8
Subordinated certificates of ADLP	1.0
Senior subordinated loans	4.4
Corporate bonds	0.5
Collateralized loan obligations	5.1
Commercial mortgage-backed securities	0.4
Private asset-backed investments	1.4
Preferred equity	1.3
Other equity	2.6
Total	100.0%

As of November 30, 2025, the ten largest industries in which the Fund was invested, represented as a percentage of fair value, were as follows:

As of November 30, 2025
Industry
Software and Services	21.3%
Health Care Equipment and Services	11.1%
Commercial and Professional Services	8.6%
Investment Funds and Vehicles(1)	7.9%
Capital Goods	7.6%
Financial Services	6.6%
Consumer Services	6.2%
Insurance	5.2%
Sports, Media and Entertainment	4.2%
Pharmaceuticals, Biotechnology and Life Sciences	3.5%

(1)	Includes the Fund’s investment in ADLP LLC, a joint venture established between the Fund and a large North American pension fund.

Status of Offering

The Fund is currently publicly offering on a continuous basis up to $15.0 billion of its Common Shares, pursuant to a registered offering (the “Offering”). Additionally, the Fund has sold unregistered shares as part of private offerings (the “Private Placements”). The following table lists the Common Shares issued and total consideration for both the Offering and the Private Placements as of the date of this filing, reflective of transfers between share classes. The table below does not include Common Shares issued through the Fund’s distribution reinvestment plan. The Fund intends to continue selling Common Shares in the Offering and in Private Placements on a monthly basis.

(dollar amounts in millions)	Common Shares Issued	Total Consideration(1)
Registered Offering:
Class I	105,981,737	$2,900.9
Class S	48,191,913	$1,317.2
Class D	30,548,171	$838.3
Private Placements
Class I	219,198,226	$5,977.1
Class S	—	—
Class D	—	—
Total Registered Offering and Private Placements*	403,920,047	$11,033.5

(1)	No underwriting discounts or commissions have been or will be paid in connection with the sale of such common shares. Although the Fund does not charge investors an upfront sales load with respect to its common shares, if common shares are purchased through certain selling agents, such selling agents may directly charge shareholders transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 2.0% cap on NAV for Class I common shares, a 3.5% cap on NAV for Class S common shares and a 2.0% cap on NAV for Class D common shares.

*Amounts may not sum due to rounding.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit Number	Description
4.1	Indenture and Security Agreement, dated as of December 18, 2025, by and between Ares Direct Lending CLO 8 LLC, as issuer, and U.S. Bank Trust Company, National Association, as collateral trustee

4.2	Form of Class A-1 Senior Floating Rate Notes due 2039 (contained in the Indenture and Security Agreement filed as Exhibit 4.1 hereto)

4.3	Form of Class A-2 Senior Floating Rate Notes due 2039 (contained in the Indenture and Security Agreement filed as Exhibit 4.1 hereto)

4.4	Form of Class B Senior Floating Rate Notes due 2039 (contained in the Indenture and Security Agreement filed as Exhibit 4.1 hereto)

4.5	Form of Class C Senior Floating Rate Notes due 2039 (contained in the Indenture and Security Agreement filed as Exhibit 4.1 hereto)

4.6	Form of Subordinated Notes due 2039 (contained in the Indenture and Security Agreement filed as Exhibit 4.1 hereto)

10.1	Class A-1A Credit Agreement, dated as of December 18, 2025, by and among Ares Direct Lending CLO 8 LLC, as borrower, the lenders party thereto, and U.S. Bank Trust Company, National Association, as loan agent and collateral trustee

10.2	Collateral Administration Agreement, dated as of December 18, 2025, by and between Ares Direct Lending CLO 8 LLC, as issuer, Ares Capital Management LLC, as asset manager, and U.S. Bank Trust Company, National Association as collateral administrator

10.3	Asset Management Agreement, dated as of December 18, 2025, by and between Ares Direct Lending CLO 8 LLC, as issuer and Ares Capital Management LLC, as asset manager

10.4	Master Purchase and Sale Agreement, dated as of December 18, 2025, by and between Ares Strategic Income Fund, as seller, and Ares Direct Lending CLO 8 LLC, as buyer

10.5	Contribution Agreement, dated as of December 18, 2025, by and between Ares Strategic Income Fund, as transferor, and Ares Direct Lending CLO 8 LLC, as transferee

104	Cover Page Interactive Data File (embedded within Inline XBRL Document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARES STRATEGIC INCOME FUND

Date: December 22, 2025

	By:	/s/ Scott C. Lem
	Name:	Scott C. Lem
	Title:	Chief Financial Officer and Treasurer

Please retain this Supplement with your Prospectus.